FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-193376-06

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (File No. 333-193376) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the depositor, Deutsche Bank Securities Inc., any other underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or by e-mailing prospectus.cpdg@db.com.

Deutsche Mortgage & Asset Receiving Corporation, COMM 2014-UBS3 Commercial
Mortgage Pass-Through Certificates

May 20, 2014

UPDATE to the free writing prospectus (structural and collateral term sheet), dated May 15, 2014, and the free writing prospectus, dated May 15, 2014 (the “Primary Free Writing Prospectus”).

Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the Primary Free Writing Prospectus.

***

COLLATERAL UPDATE

With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 to the Primary Free Writing Prospectus as Equitable Plaza, representing approximately 9.0% of the Initial Outstanding Pool Balance, the County of Los Angeles tenant is rated “AA+” by S&P and the State of California tenant is rated “A” by Fitch.

With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 to the Primary Free Writing Prospectus as Southfield Town Center, representing approximately 7.6% of the Initial Outstanding Pool Balance, at origination, the borrowers deposited $2,384,802.07 into an outstanding free rent and rent abatement reserve account (also identified as a Free Rent Reserve) and $3,991,750.69 into an outstanding leasing cost reserve account (also identified as an Existing Leases Reserve).

With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 to the Primary Free Writing Prospectus as Hilton Charlotte University Place, representing approximately 4.3% of the Initial Outstanding Pool Balance, since 2007, the related borrower sponsor has spent approximately $11.7 million in capital expenditures at the related Mortgaged Property.

With respect to the Mortgage Loan secured by the portfolio of Mortgaged Properties identified on Annex A-1 to the Primary Free Writing Prospectus as Village Square and Deerpath Court, representing approximately 2.9% of the Initial Outstanding Pool Balance, Sears Appliance and

Hardware Store is the third largest tenant at the Deerpath Court Mortgaged Property.  A recent analyst report has indicated it expects that Sears, Roebuck & Co. may close a number of stores in the coming years.  While Sears, Roebuck & Co. has not made any announcement of any store closings at this time, we cannot assure you that any store closings will not have a material adverse effect on the mortgaged properties that have Sears Appliance and Hardware Store as a tenant.

With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 to the Primary Free Writing Prospectus as Westgate Plaza, representing approximately 2.4% of the Initial Outstanding Pool Balance, at origination, the borrowers deposited $60,165.77 into an insurance reserve account.  On a monthly basis, the borrowers are required to deposit 1/12 of the estimated annual insurance premiums, which currently equates to approximately $12,033.15, into an insurance reserve account.

=====================================

Investors are urged to read the final prospectus supplement relating to these securities because it contains important information regarding the offering that is not included herein.  The issuer, any underwriter or any dealer participating in the offering will arrange to send you the final prospectus supplement if you request it by calling toll-free 1-800-503-4611 or e-mailing a request to prospectus.cpdg@db.com.

The asset-backed securities referred to in these materials, and the asset pool backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis.  You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued.  Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date.  If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination").  If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class.  To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein.  Deutsche Bank Securities Inc. and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes.  The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options).  Deutsche Bank Securities Inc. and the other underwriters may have an investment or commercial banking relationship with the issuer.

Information in these materials is current as of the date appearing on the material only.  This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and subject to change.  Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities.  These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.  You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

IRS CIRCULAR 230 NOTICE:  THIS MATERIAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS MATERIAL IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.